Exhibit 99.1

Océ Extraordinary Shareholders Meeting on October 11, 2006

Venlo, the Netherlands, September 14, 2006 – On October 11, 2006 Océ will hold an Extraordinary Shareholders Meeting in connection with the nomination of a new member of the Board of Executive Directors.

As Océ announced on June 6, 2006, Mr. Anton H. Schaaf will be nominated for appointment to the Board of Executive Directors.

This appointment will be submitted for approval to an Extraordinary General Meeting of Shareholders to be held on Wednesday October 11, 2006 at 10.00 hours in Océ’s head office, St. Urbanusweg 43, Venlo, the Netherlands.

Today the agenda including explanatory comments will be published on www.investor.oce.com and will also be available in printed form.

Océ N.V.

September 14, 2006

For further information:

Investor Relations:	Press:

Pierre Vincent	Jan Hol
Senior Vice President Investor Relations	Senior Vice President Corporate Communications
Venlo, the Netherlands	Venlo, the Netherlands
Phone + 31 77 359 2240	Phone +31 77 359 2000
E-mail investor@oce.com	E-mail jan.hol@oce.com

Océ N.V. P.O. Box 101, 5900 MA Venlo, the Netherlands Telephone # 31 77 359 2240 Océ investor information on Internet: http://www.investor.oce.com